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                           September 2, 2021

       Reza Zadno, Ph.D.
       Chief Executive Officer
       PROCEPT BioRobotics Corporation
       900 Island Drive
       Redwood City, CA 94065

                                                        Re: PROCEPT BioRobotics
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed August 18,
2021
                                                            File No. 333-258898

       Dear Dr. Zadno:

              We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2021 letter.

       Form S-1 filed August 18, 2021

       Intellectual Property, page 129

   1. We note your response to our prior comment 2. You disclose on page 129 that 9 of the 26 issued U.S. patents and
31 of the 70 issued or granted foreign patents cover aspects of your AquaBeam Robotic
System and current and future product concepts. Please expand your disclosure of the
remaining issued U.S. and foreign patents as well to include the products or
technologies to which such patents relate and the type of patent protection provided.
              You may contact Christine Torney at 202-551-3652 or Kevin Kuhar at 202-551-3662 if
       you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Thomas Kluck at 202-551-3233 with any other questions.
 Reza Zadno, Ph.D.
PROCEPT BioRobotics Corporation
September 2, 2021
Page 2
                                               Sincerely,
FirstName LastNameReza Zadno, Ph.D.
                                               Division of Corporation Finance
Comapany NamePROCEPT BioRobotics Corporation
                                               Office of Life Sciences
September 2, 2021 Page 2
cc:       Drew Capurro, Esq.
FirstName LastName